NO ACT

PE
1-9-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



12025206

March 7, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-7-12

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation
Incoming letter dated January 9, 2012

Dear Mr. Mueller:

This is in response to your letters dated January 9, 2012 and February 6, 2012 concerning the submission to Bank of America by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 26, 2012 and February 7, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 7, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated January 9, 2012

The submission requests that the board amend Bank of America's bylaws and governing documents to "allow shareowners to make board nominations" under the procedures set forth in the submission.

There appears to be some basis for your view that Bank of America may exclude the submission under rule 14a-8(c), which provides that a proponent may submit no more than one proposal. In arriving at this position, we note that paragraphs one through five and seven of the submission contain a proposal relating to the inclusion of shareholder nominations for director in Bank of America's proxy materials and paragraph six of the submission contains a proposal relating to events that would not be considered a change in control. We concur with your view that paragraph six contains a proposal that constitutes a separate and distinct matter from the proposal relating to the inclusion of shareholder nominations for director in Bank of America's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the submission from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 7, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

The following is my response to the Company's rebuttal letter of February 6, 2012. For convenience, my numbering of items corresponds to theirs.

1. Multiple proposals. Anyone familiar with the history of vacated Rule 14a-11 knows it was not implemented by the Commission to address two issues: one being proxy access and the other being some unrelated issue of changes in control. No. The sole unified purpose of Rule 14a-11 was proxy access, and in drafting it, the Commission found it necessary to address control issues. The fact that the USPX model proxy access proposal addresses issues of changes in control differently from Rule 14a-11 is immaterial. Any reasonable approach to proxy access must address, in some manner, the issue of changes in control. Part of doing so is adopting—explicitly or implicitly—a definition for "change in control." The USPX model proxy access proposal seeks to facilitate "multiparty" elections, where no single party controls, and the notion of "control" loses some of its traditional connotations, since governing may need to occur through consensus or coalition once new directors are installed. Paragraph 6 is central to this approach to proxy access.

2A. I believe my original response on this issue is entirely clear, despite our company's attempt to obfuscate it in their response. Perhaps the Company feels that rules applicable to issuers notifying proponents of deficiencies should also apply to proposals. They do not.

2B. I have already explained that the Company has to insert the word "collectively" into the proposal to create an illusion of ambiguity. The proposal is clear as stated. Furthermore, even if the proposal were subject to two alternative interpretations, the interpretation that 100 shareowners must collectively own $2,000 of the company's stock is patently absurd ... on average, each would have to hold just $20 of the company's stock. For most companies, that would be less than one share per member of the group. A proposal is not ambiguous if it is subject to two interpretations, but one of those interpretations is absurd.

2C. Whether or not some wording in the Proposal bares similarity to wording in the outdated *Comshare* decision is irrelevant. It is incumbent on the Company to demonstrate that the wording in the Proposal is "vaguely worded ... such that neither shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the

Proposal requires ..." They have failed to do this. They assert over and over that some wording is vague, but they seem unable to explain exactly why it is vague.

3. Our Company presents nothing new here. In the original no-action request, they cited various precedents involving independent third parties—trustees and such—over whom shareowners have no control. Other precedents involved proposals that would impose a requirement that one or more directors maintain their independence at all times. The problem with such proposals, as explicitly noted by Commission staff in SLB 14C, is that it is possible that directors might inadvertently lose their independence, through no fault of their own. SLB 14C cites Rule 10A-3, which has the language " ... if a member of an audit committee ceases to be independent in accordance with the requirements of this section for reasons outside the member's reasonable control ... " In the case of the USPX model proposal, item 6 merely asks that executives and board members accept a certain definition of "change in control." This is something that is entirely within the power of those individuals, and those individuals do serve—directly or indirectly—at the pleasure of shareowners, so there is no issue here.

The Company certainly has the "means to prevent individual directors and officers from pursuing legal remedies pursuant to their own views regarding their legal rights." It can make the requirement of item 6 a non-negotiable term of employment in the case of officers, or a non-negotiable duty in the case of board members. "Non-negotiable" means "take it or leave it .... if you don't want the job of director or officer, with all the responsibilities and duties that entails, don't take it." Analogous "take it or leave it" terms of employment or duties would be non-compete provisions or confidentiality agreements.

4. The Company raises nothing new here. See my earlier response.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Craig Beazer <craig.beazer@bankofamerica.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04081-00144

February 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Kenneth Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 9, 2012, we submitted a letter (the "No-Action Request") on behalf of our client, Bank of America Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Kenneth Steiner, naming John Chevedden as his designated representative (the "Proponent"). The supporting statements describe the Proposal as a "standard 'proxy access'" proposal.

The No-Action Request reflects our belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proposal constitutes multiple proposals;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(6) because the Proposal is beyond the Company's power to implement; and
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business.

On January 26, 2012, the Proponent submitted a letter to the Staff captioned "#1 Rule 14a-8 Proposal" responding to the No-Action Request. We submit this letter in response to the arguments raised in the Proponent's letter. We will address these issues in the order in which they appear in the No-Action Request. For the reasons discussed below and in the No-Action Request, we continue to believe the Proposal may be excluded pursuant to Rules 14a-8(c), 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(7).

I. The Proposal May Be Excluded Under Rule 14a-8(c) Because It Constitutes Multiple Proposals.

The Proponent asserts that because the Commission addressed the issue of change in control in vacated Rule 14a-11, it would be "absurd" not to consider paragraph 6 part of the "unified concept" of the Proposal's proxy access mechanism.

The Proponent's attempt to draw a broad comparison between the Proposal and Rule 14a-11 fails for a number of reasons. For example, in crafting Rule 14a-11, the Commission was not required to limit its rule-making to a single, well-defined unifying concept that would satisfy the standard under Rule 14a-8(c).

More fundamentally, however, when the Commission addressed the issue of change in control in Rule 14a-11, it did so in order to ensure that "the rule not be used by shareholders that have an intent to change the control of the company."[1] As the Proponent notes, the effect of those provisions in Rule 14a-11 was to ensure that stockholders could not use proxy access to replace a majority of a company's board of directors as a means of changing the control of the company. By contrast, the Proponent concedes that the proxy access regime contained in the Proposal *could* result in the replacement of the Company's entire board of directors. Likewise, the explanation of the Proposal posted by The United States Proxy Exchange (the "USPX") on its website (which the supporting statements to the Proposal refer to as describing the Proposal) specifically concedes that the Proposal is "not intended to make it impossible to achieve a change in control through proxy access."[2]

Unlike the other provisions of the Proposal, paragraph 6 does not in any way prevent the possibility that a change in control could result from an election of directors under the Proposal's proxy access regime or address stockholders' use of proxy access to effect a

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[1] Exchange Act Release No. 62764 (Aug. 25, 2010) (the "2010 Release") at pg. 115 (addressing the requirement that nominating stockholders certify their intent); *see also* 2010 Release at pg. 138–39 (addressing the director nominee limitation).

[2] *See* pg. 6 of Exhibit E of the No-Action Request. The explanation states that it, "[w]here relevant, . . . point[s] out how individual items [in the Proposal] contribute to obstructing changes in control." Notably, paragraph 6 of the Proposal is not identified in the explanation as one of the provisions that "contribute to obstructing changes in control."

change in control. As we noted in the No-Action Request, paragraph 6 does not relate to the rights of stockholders, does not affect provisions in the Company's governing documents concerning the nomination of or solicitation of votes for directors, and does not address events that occur in connection with the election of directors. Instead, paragraph 6 addresses the separate issue of how the Company and its directors and officers respond to the possibility that the Proposal's proxy access regime could be used to effect a change in control. Paragraph 6 relates only to the Company's dealings with third parties such as lenders, public debt holders and employees and the personal conduct of the Company's officers and directors. As such, paragraph 6 does not address the same concerns that the Commission addressed in drafting Rule 14a-11. Accordingly, we continue to believe that paragraph 6 constitutes a separate proposal that is not part of the Proposal's main unifying concept of providing stockholders with proxy access for the nomination of directors for election.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

A. The Proposal Relies On An External Set Of Guidelines But Fails To Sufficiently Describe The Substantive Provisions Of The Guidelines.

The Proponent argues that the Staff precedent permitting exclusion of certain proposals that rely on an external set of guidelines is based not on the proposals failing to describe the substantive provisions of the external guidelines but, rather, on the proposals' external references being "unhelpful." The Proponent does not cite any precedent for this assertion and does not discuss what factors would make a reference "unhelpful" or "helpful." Contrary to the Proponent's claim, Staff precedent cited in the No-Action Request supports our view that a proposal is excludable if one of its material terms relies on an external standard but fails to provide any description of the standard.

Even if one were to apply the Proponent's suggested standard, the Proposal's reference to Rule 14a-8(b), without any explanation, is "unhelpful." The Staff has stated that a "company does not meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either: address the specific requirements of that rule in the notice; or attach a copy of rule 14a-8(b) to the notice."[3] Just as a mere reference to Rule 14a-8(b) is

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[3] Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also* Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin.").

not sufficiently informative to stockholders who are availing themselves of the Rule 14a-8 process, the Proposal's reference to Rule 14a-8 is neither informative nor "helpful" to stockholders at large, who would have no other explanation or information in the Proposal to enable them to understand the eligibility standards for the proxy access regime advocated by the Proposal. To hold otherwise would be inconsistent with the long line of Staff comment letters cited in the No-Action Request.

B. The Proposal Is Subject To Multiple Interpretations.

With regards to our view that the Proposal is excludable because the Rule 14a-8 eligibility standard contained in the Proposal is subject to multiple interpretations, the Proponent's assertion that the Proposal is not subject to two interpretations is misguided. Specifically, the Proponent's premise that "the proposal says 'satisfy' and doesn't say 'collectively satisfy'" runs contrary to the Commission's own interpretation of Rule 14a-8(b), which, as noted in the No-Action Request, permits stockholders to aggregate their holdings to satisfy the $2,000 standard. This Commission guidance illustrates the plausibility of the two interpretations addressed in the No-Action Request.[4] In addition, the Proponent's view that the Rule 14a-8 ownership requirement cannot reasonably be interpreted to allow stockholders to collectively satisfy the $2,000 test, even though the Staff interprets the rule to allow exactly that, illustrates that the Proposal's reference to Rule 14a-8(b), without any further explanation in the Proposal or supporting statement, does not allow stockholders to understand the eligibility standard that would be established under the Proposal.

C. The Proposal Contains Vaguely Worded Mandates.

Regarding our position that the Proposal contains vaguely worded mandates, the Proponent concedes that the language that was considered in *Comshare, Inc.* (avail. Aug. 23, 2000), which the Staff concurred was impermissibly vague and indefinite, is comparable to the language used in paragraphs 5 and 6 of the Proposal. The Proponent's claim that *Comshare* "doesn't apply" because it pre-dates SLB 14B, fails to recognize that the Staff explicitly characterized SLB 14B as a "[c]larification" of the Staff's views, not as a reversal of all precedent. In addition, SLB 14B merely identifies four types of "factual assertions" or "statements" in a proposal that do not justify exclusion under Rule 14a-8(i)(3).[5] The phrases

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[4] Thus, Rule 14a-8(b)'s phrase "you must have continuously held" is interpreted to mean "you collectively must have continuously held," even though the introductory paragraph to Rule 14a-8 provides, "The references to "you" are to a shareholder seeking to submit the proposal."

[5] The categories are "object[ions] to factual assertions because they are not supported"; "object[ions] to factual assertions that, while not materially false or misleading, may be

that were found to be impermissibly vague in *Comshare*, as with the phrases in paragraphs 5 and 6 of the Proposal, are not "factual assertions" of the type addressed in SLB 14B. Instead, paragraphs 5 and 6 are substantive provisions of the Proposal that are vaguely worded and of uncertain scope or effect, and thus reflect the same level of vagueness as other phrases (such as those outlined in the No-Action Request) that have caused proposals to be excludable both before and after SLB 14B was issued.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

The Proponent asserts that "shareowners do have, directly or indirectly, control over their boards and executives." However, the Proposal seeks to dictate what the Company's directors and officers "consider[]" to be a change in control, and the USPX's explanation of paragraph 6 makes clear that the paragraph is intended to apply to directors and officers in their individual capacities. In contrast to the precedent we cite where the Staff has concurred that companies cannot ensure that directors will not take some action in their individual capacities that affects their independence, the Proponent provides no precedent or explanation for his assertion that the Company can ensure that its directors and officers, acting in their individual capacities, adopt a particular interpretation of the definition of change in control. Moreover, the Proponent does not address the fact that the Company has no means to prevent individual directors and officers from pursuing legal remedies pursuant to their own views regarding their legal rights. As such, the Company would lack the power to implement this provision of the Proposal and the precedent cited in the No-Action Request supports our view that the Proposal is excludable.

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

The Proponent asserts that "allowing shareowners to nominate a few directors without the costs and risks of attempting a change in control via a proxy solicitation" is a significant policy issue. However, as noted in the above discussion of Rule 14a-8(c), paragraph 6 of the Proposal does not address the availability of or process for stockholders to use the Proposal's proxy access regime. Instead, it addresses the separate topic of how the Company and its directors and officers must address the definition of change in control in ordinary course dealings with third parties, regardless of whether or not stockholders ever nominate directors pursuant to the proxy access mechanisms provided in the other provisions of the Proposal.

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disputed or countered"; "object[ions] to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers"; and "object[ions] to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such."

For example, if the Proposal were to be implemented, paragraph 6 would immediately require that the Company not grant stock options and restricted stock to non-executive employees, as it currently does, under its 2003 Key Associate Stock Plan (Amended and Restated as of April 28, 2010), which contains a "change in control" provision that would permit the immediate exercise and vesting of unvested options and restricted stock in the event that an election of directors results in a majority of the Company's board ceasing to consist of directors who were directors at the time the plan was effective or who were nominated by a majority of such directors.[6] This requirement could immediately affect the Company's compensation arrangements for non-executive employees and would apply independently of whether the proxy access mechanism set forth in the Proposal is ever used.

Regardless of whether some aspects of the Proposal implicate a significant policy issue, the Proposal is excludable because it specifically requires the Company to take actions that implicate ordinary business issues unrelated to the ability of stockholders to nominate directors. *See Medallion Financial Corp.* (avail. May 11, 2004) (Staff concurred in exclusion and noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters). By addressing how the Company defines "change in control" in dealings that implicate the Company's ordinary business, paragraph 6 injects itself into many aspects of the Company's business that would not be covered by a proposal that is truly about allowing stockholders to make board nominations. As such, the Proposal implicates the Company's ordinary business operations and is therefore excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

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[6] *See* note 3 at pg. 18 of the No-Action Request.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Deputy General Counsel, at (646) 855-0892.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Craig T. Beazer, Bank of America Corporation
Kenneth Steiner
John Chevedden

101229003.4

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 9, 2012 company request to avoid this rule 14a-8 proposal.

1. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(c) Because It "Constitutes Multiple Proposals."

Proxy access is a simple idea that raises a host of complex issues. Its simple idea is that shareowners, who are not seeking a change in control at a corporation, should have some reasonable means of nominating a few directors without incurring the costs and perils associated with a proxy contest. Implementing this raises a host of complex issues, including:

1. Should any shareowner be allowed to nominate under proxy access, or should there be additional eligibility requirements?

2. Should shareowners be allowed to nominate as many candidates as they like, or should there be limits?

3. Should shareowners making an independent proxy solicitation be allowed to also nominate under proxy access?

4. What mechanisms should be in place to prevent parties from using proxy access to seek a change in control?

5. Should existing boards be allowed to distinguish between two classes of board nominees and/or members as a means of marginalizing individuals nominated via proxy access?

6. Should shareowners face the threat that voting for proxy access nominees might trigger draconian poison pills or similar measures designed to frustrate corporate raiders?

7. How will shareowners be informed of the particular procedures and deadlines the corporation establishes for submitting nominations?

How we answer such questions defines what we mean by proxy access. For example, an affirmative answer to question 2 would facilitate use of proxy access by shareowners seeking a change in control. An affirmative answer to question 5 would make proxy access a charade. An affirmative answer to question 6 would bias board elections against proxy access nominees.

Part II of the Company's letter frivolously claims the USPX model proxy access proposal can be excluded under Rule 14a-8(i)(3) for being "impermissibly vague and indefinite so as to be inherently misleading." I shall address this ridiculous claim shortly below but note for now that, if the proposal failed to address questions such as those listed above, it would indeed be "impermissibly vague and indefinite so as to be inherently misleading."

The USPX model proposal has seven numbered paragraphs. Part I of the Company's letter describes these (p. 3) as six "procedures" and one "dictate" (paragraph 6) that the Company claims should be a separate proposal. Actually, the seven paragraphs are well-thought-out answers to the seven questions posed above. Go through the questions and the proposal's numbered paragraphs one-by-one, and you will see. The seven paragraphs collectively define what is meant by "proxy access" for purposes of the proposal. As such, they represent a unified concept.

In its own model for proxy access—vacated Rule 14a-11—the Commission had to grapple with the same issues, sometimes coming up with very different answers from the USPX model proposal, but grappling with them nonetheless. Take, for example, paragraph 6 of the proposal—the "dictate" that the Company finds so objectionable. It deals with the issue of change in control. The Commission defines "control" in Regulation 405 as:

> The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

The term "person" includes legal persons, such as public corporations. Accordingly, a change in control of a corporation would occur if a majority of board members lost their seats to board nominees controlled by a single party.

The Commission addressed the issue of change in control in their Rule 14a-11 model for proxy access with two provisions:

1. A mandate that proxy access nominations may not be made with an intent to change control (p. 114), and

2. Limiting the total number of proxy access nominees a corporation would have to include in its proxy materials to no more than one nominee or the number of nominees that represents 25% of the Company's board of directors, whichever is greater.

The two provisions together (and individually) make it impossible for Rule 14a-11 proxy access to be used to pursue a change in control, but they do so at the cost of imposing an onerous limitation. Under the Commission's second provision, it would be impossible for a majority of board seats to be won by proxy access nominees, even if they are collectively not controlled by any single party. Under the scenario as proposed in the USPX model proposal, different shareowners could independently make different proxy access nominations, and a majority of those independent nominees could win seats on the board. That could be an attractive outcome in situations where shareowners are dissatisfied with an existing board but don't want some corporate raider, other unsavory party or any single entity taking control. Under the definition of Regulation 405, the existing board could be removed using the USPX model, but there would be no change in control. The USPX model proxy access proposal is written to allow such an outcome. Rule 14a-11 was not.

The actual details of the USPX model proposal and the Commission's Rule 14a-11 approach are not material to this discussion. What matters is the fact that the Commission felt it necessary to address issues related to changes in control. For that purpose, the Commission also needed to define "change in control", which they effectively did by invoking Schedule 14N (pp. 113-114).

If the Commission found it appropriate to address such issues in specifying proxy access under Rule 14a-11, it is appropriate that such issues also be addressed in a Rule 14a-8 shareowner proposal for proxy access. Indeed, it would be absurd if the Commission allowed shareowners to submit Rule 14a-8 proposals for proxy access but did not allow them to address the issue of whether such proxy access might be used to facilitate a change in control. Of course, to address that issue, proponents must define what they mean by "change in control." Accordingly, paragraph 6 is not a separate proposal but is an integral part of a unified concept.

II. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is "Impermissibly Vague And Indefinite So As To Be Inherently Misleading."

In Part II of their letter, our Company argues "the proposal may be excluded under Rule 14a-8(i)(3) because the proposal is impermissibly vague and indefinite so as to be inherently misleading." They then go on to cite three examples of why they consider the proposal to be so. I will address these shortly. First, let's explore the basis for their claim.

Rule 14a-8(i)(3) says a proposal may be excluded if it is contrary to the Commission's proxy rules. Various proxy rules might be cited under this provision. When companies do invoke Rule 14a-8(i)(3), it is usually to claim that a proposal violates Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials.

A determination that a statement is "materially false or misleading" is, in many cases, subjective. Companies can easily rummage through proposals to find statements that, in their opinion, aren't explained in sufficient detail and claim they are, thus, "misleading." Also, Commission staff has always maintained that a proposal may leave minor details of implementation up to the board. The mere fact that the board may exercise discretion in implementing a proposal is not grounds for excluding the proposal under Rule 14a-8(i)(3).

Turning now to the purported deficiencies, our Company starts with the proposal's first numbered paragraph, which indicates that

> Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements [would be allowed to nominate under the proposal.]

They claim that:

> The Proposal relies upon an external standard (Rule14a-8(b)) in order to implement a central aspect of the Proposal (shareholder eligibility requirements for nominating directors) but the

> Proposal and its Supporting Statement fail to describe the substantive provisions of the standard.

They also explain:

> The Staff has permitted the exclusion of shareholder proposals that—just like the Proposal—impose a standard by reference to a particular set of guidelines when the proposal and supporting statement failed sufficiently to describe the substantive provisions of the external guidelines...

This is misleading because it implies SEC staff adopted a standard that proposals cannot cite "external guidelines" or, if they do, they must "describe the substantive provisions of the external guidelines." Staff adopted no such standard.

Consider some of the decisions our Company cites, supposedly in accordance with this invented standard.

- In their 2010 decision in *AT&T*, staff concurred that a proposal was deficient because it failed to adequately explain the term "grassroots lobbying communications" and a cited external reference also failed to adequately explain it. The problem was not that the proposal cited an external reference or that it did not explain what the external reference said. It was that the external reference was unhelpful.

- In their 2011 *Exxon Mobil* decision, staff concurred that a proposal was deficient because it referenced "guidelines from the Global Reporting Initiative," a 150 page document. Staff agreed with the Company's contention that "Without any description of the Guidelines, or a reference to such a description, shareholders voting on the Proposal cannot understand the implications of the Proposal. Again, the problem was not that the proposal cited an external reference. It was that the external reference was unhelpful. If the proposal had explained the external guidelines OR if the external guidelines had been short and clear, the proposal would presumably have been acceptable.

- In their 2010 *Boeing* decision, staff concurred that a proposal was deficient because it would require the company to form a committee to ensure compliance with the Universal Declaration of Human Rights, which the company pointed out "is intentionally far-reaching and addresses a wide variety of topics that do not have any direct relevance to the company's business. The Declaration contains 30 articles and addresses matter ranging from the right to life, liberty and security of person, to the presumption of innocence in a criminal proceeding, to the right to travel, to the right to an education, to the right of men and women to marry..." Again, the problem was not that the proposal cited an external reference. It was that the external reference was unhelpful.

The proxy access proposal does not cite some long or convoluted external reference. It cites the Commission's own Rule 14a-8(b), which is half a page long and written in a clear, conversational question and answer format specifically designed to be accessible to the layperson. The rule is easily accessed via the Internet. Just Google "Rule 14a-8" and up it pops.

The second purported deficiency relates to the exact same phrase as the first. They now claim it is misleading because it is subject to two alternative interpretation, which our Company describes as:

- Interpretation 1: "Any party of shareowners of whom one hundred or more [each] satisfy SEC Rule 14a-8(b) eligibility requirements."
- Interpretation 2: "Any party of shareowners of whom one hundred or more [collectively] satisfy SEC Rule 14a-8(b) eligibility requirements."

This is nonsense. "Satisfy" and "collectively satisfy" are two different concepts in the same way that "ownership" and "collective ownership" are two different concepts—one is called "capitalism" and the other is called "communism." Since the proposal says "satisfy" and doesn't say "collectively satisfy," its intention is clear.

For their third purported deficiency, our Company argues the proposal's fifth and sixth numbered paragraphs "contain vaguely worded mandates." Specifically, they assert (with their emphasis added):

> Paragraphs 5 and 6 of the Proposal each are vague and indefinite in that they require the Company to take certain actions but those actions are not adequately defined or described, so that neither shareholders nor the Company can determine the nature or scope of actions required. Specifically, paragraph 5 states that "All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees" (emphasis supplied). Paragraph 6 states that "Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers" (emphasis supplied).

Why does our Company consider these particular phrases to be vaguely worded? They cite various precedents in which staff found other phrases to be misleading, but with the exception of the staff's 2000 decision in *Comshare*, none have any similarity to these phrases. Those cited precedents offer no guidance as to why our Company considers the specific phrases they cite in paragraphs 5 and 6 to be vague.

Comshare does address phrases that have some similarity to those in paragraphs 5 and 6, but it was a 2000 decision. As a precedent, it has been superseded by the Commission's 2004 Staff Legal Bulletin 14B (SLB 14B), which responded to companies abusing Rule 14a-8(i)(3). SLB 14B notes that many companies were claiming

> ...deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety. Our consideration of those requests requires the staff to devote significant resources...

Accordingly, with SLB 14B, staff adopted a new standard for applying Rule 14a-8(i)(3).

> ...the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading.

Because it was made under the old standard, *Comshare* doesn't apply. Under the new standard, the Company must demonstrate "objectively that the proposal or statement is materially false or misleading." With regard to both paragraphs 5 and 6, they have failed to do so.

Starting with paragraph 5, our Company asserts repeatedly that it is vague but offers only two examples of why it is vague. First, they ask:

> For example, would the provision prevent the Company from stating that its board recommended that shareholders vote for the candidates recommended by the board's Nominating and Corporate Governance Committee and not vote for a shareholder's nominee?

Let's think about this. Paragraph 5 calls for "fair" and "equivalent" treatment. If proxy materials identify who nominated proxy access nominees, then they should also identify the board as the nominator of its own nominees. But wouldn't identifying the board as the nominator of certain candidates be materially the same as indicating that the board supported those candidates? On the other hand, if proxy materials do not identify who nominated individual proxy access nominees, then they should not identify the board as the nominator of its own nominees.

For their second example, our Company asks:

> If a shareholder nominee were elected to the Company's board, would the "equivalent treatment" provision mean that each board committee would need co-chairs, so that both the access-nominated director and the board-nominated director would have equivalent status on each committee?

Such an arrangement couldn't possibly be considered "fair" or "equivalent" treatment because it would explicitly define two classes of board members. Imagine if the board had one member who was nominated by the previous board and eleven members who were proxy access nominees. Then the arrangement envisioned by our Company would require that the one member nominated by the previous board sit on and co-chair every committee!

Since our Company has identified just two ways they think paragraph 5 could prove vague, and neither one is valid, they have failed to meet the test of SLB 14B of demonstrating "objectively that the proposal or statement is materially false or misleading."

Turning now to paragraph 6, our Company provides no explanation whatsoever why they consider it vague. All they do is repeat, over and over, in different ways, that it is vague:

> ... the Proposal's requirement that the Company and its board and officers not "consider" a change in the composition of the board a change in control is broadly and vaguely worded. As with the proposal in *Comshare* and the other precedent cited above, the Proposal and its Supporting Statement give no guidance or indication of the scope and intent of the Proposal's language. Because shareholders are not able to comprehend what they are being asked to vote for, and the Company would not be able to know what it would be required to do or prohibited from doing under the Proposal, the Proposal is vague and indefinite and excludable under Rule 14a-8(i)(3).

I believe this is what lawyers call "pounding on the table." Again, our Company has failed to meet the test of SLB 14B of demonstrating "objectively that the proposal or statement is materially false or misleading."

III. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company "Lacks The Power Or Authority To Implement The Proposal."

Part III of the Company's letter goes on to argue that the proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the proposal. Again, they are objecting to paragraph 6, stating:

> The Company lacks the power to implement the Proposal because it cannot ensure that its directors and officers, acting in their individual capacities, will voluntarily comply with the requirements of paragraph 6 that the Company's directors and officers not "consider" an election resulting in a majority of board seats being filled by directors nominated by shareholders to be a "change in control."

This is nonsense. The board of directors serves at the shareowners pleasure and indirectly, by being answerable to the board, so do corporate executives. Directly or indirectly, shareowners specify terms of employment for each. They do so with documents such as bylaws and employment contracts. For example, a Company may prohibit its CEO from providing consulting services to a competitor. As a practical matter, a corporation can certainly require its board and executives—collectively and individually—to accept a certain definition of change in control in their dealings with the corporation.

The Company's letter goes on to cite various precedents where proposals were excludable because they required actions by parties over which shareowners had limited or no direct or indirect control. The precedents are irrelevant because shareowners do have, directly or indirectly, control over their boards and executives.

Next the Company's letter lists various precedents where staff concurred that proposals related to independent directors could be excluded. These have no relevance whatsoever, but the letter goes on to argue that that they *are* somehow relevant because:

> ... paragraph 6 of the Proposal asks the Company to prevent the Company's directors and officers from taking certain actions in their individual capacities. However, the Company lacks the power to implement the Proposal, as it cannot ensure that its directors and officers will agree to comply with paragraph 6.

This explanation does not attempt to draw any conclusions from the cited precedents but merely restates a claim that I have already demonstrated (above) to be false.

IV. Company Erroneously Claims Proposal May Be Excluded Under Rule 14a-8(i)(7) Because "It Deals With Matters Relating To The Company's Ordinary Business Operations."

Part IV of our Company's letter claims that the proposal is excludable under Rule 14a-8(i)(7) "because it deals with matters relating to the company's ordinary business operations." That provision of Rule 14a-8 tends to be contentious because it is often unclear what should be considered "ordinary business." However, in this particular case, there is no ambiguity: The USPX model access proposal addresses a significant policy issue. Let's start with our Company's position. They explain:

> ... the Proposal seeks to amend the Company's organizational documents to prevent the Company from agreeing that a "change in control" includes an election of directors that results in a majority of the Company's board consisting of directors nominated by shareholders and elected through the Proposal's proxy access mechanism. This broad

> prohibition would restrict the Company's ability to agree to routine change in control definitions in a wide variety of ordinary business dealings, including in the terms of financing agreements, publicly-issued notes, equity incentives plans and various other compensation arrangements that are applicable to non-executive officers. Thus, the Proposal implicates matters that are so fundamental to management's ability to run the Company on a day-to-day basis that they cannot effectively be subject to shareholder oversight.

The letter goes on to claim that

> ... Paragraph 6 would affect the Company's ability to include a common change in control definition in ordinary course debt arrangements and thus would restrict the Company's ability to negotiate optimal financing terms, since a change in control repurchase right is often requested in such financings.

The letter also cites the company's 2003 Key Associate Stock Plan, which they claim also defines "change of control" in a manner different from that prescribed in the USPX model proposal.

Rule 14a-8(i)(7) states that a proposal may be excluded if:

> ...the proposal deals with a matter relating to the company's ordinary business operations

In 1998, the Commission explained (Exchange Act Release No. 34-40018) the two considerations staff apply in interpreting the rule:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers ...
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

The subject matter of the USPX model proposal is not a day-to-day matter such as "the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." It does not involve "intricate detail," or seek "to impose specific time-frames or methods for implementing complex policies" The proposal addresses a significant policy issue: allowing shareowners to nominate a few directors without the costs and risks of attempting a change in control via a proxy solicitation. This is the same purpose for which the Commission adopted vacated Rule 14a-11, so it can hardly be a routine matter suitable solely for the board's discretion, and it can hardly be considered micro-managing.

Our Company appears to think that, if a proposal relates to a significant policy issue, but in doing so requires actions that might otherwise be considered ordinary business, then that is sufficient grounds for exclusion. This is nonsense. Suppose a proposal requested the board to conduct a study on some important governance issue, the corporation should not be allowed to exclude that proposal under Rule 14a-8(i)(7) on the grounds that preparing the study might require staffers to work some overtime, a routine employment matter.

The Company provides no support for this position. Indeed, the precedents the Company cites where staff allowed exclusion relate to proposals whose primary purpose was ordinary business. For example, in the 2008 *Vishay Intertechnology* decision they cite, the purpose of the proposal was for the company to make three specific financial transactions culminating in the retirement of $500 million of a convertible subordinated note. As funding decisions are considered ordinary business, the very purpose of that proposal was ordinary business. In the 2011 *Southern Company* decision they also cite, the proposal's purpose was to address specific provisions of an employee prescription drug benefit. Again, the very purpose of the proposal related to ordinary business.

Even if we accept the Company's position that a proposal addressing a significant policy issue may be excluded so long as it happens to require actions that might be considered ordinary business (we should not) they fail to identify a single matter of ordinary business that would be impacted by the proposal. The closest they come is when they claim that (as previously quoted above) the proposal:

> ... would restrict the Company's ability to agree to routine change in control definitions in a wide variety of ordinary business dealings, including in the terms of financing agreements, publicly-issued notes, equity incentives plans and various other compensation arrangements that are applicable to non-executive officers.

This is nonsense. The proposal in no way limits management's ability to include routine change-in-control provisions in any ordinary business dealings. Nothing in the proposal precludes the inclusion of such provisions in financing agreements, publicly-issued notes, equity incentive plans or any other documents. All the proposal asks is that those routine provisions, when inserted, treat any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under proxy access as not a change in control. Since routine change-in-control provisions do not anticipate proxy access, this does not change the nature of routine change-in-control provisions. It merely clarifies what should constitute a "routine change-in-control" provision moving forward.

The definition of change in control, as it relates to proxy-access-nominated directors is a significant policy issue. The purpose of the USPX model proxy access proposal is to allow shareowners to nominate a few directors without the costs and risks of attempting a change in control via a proxy solicitation. If shareowners had to worry that by nominating under proxy access, or by voting for proxy access nominees, they might inadvertently trigger a poison pill or other expensive change-in-control provision, that might sow confusion and uncertainty detracting from the very purpose of proxy access. By addressing this concern, the proposal touches upon a significant policy issue and not a matter of ordinary business.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Craig Beazer <craig.beazer@bankofamerica.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04081-00144

January 9, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Kenneth Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Kenneth Steiner, naming John Chevedden as his designated representative (the "Proponent"). A copy of the Proposal, the Supporting Statement and related correspondence from the Proponent is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2012 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in relevant part:

> RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows:
>
> 1. The Company proxy statement, form of proxy, and voting instruction forms, shall include nominees of:
>
>   a. Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or
>
>   b. Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements.
>
> * * *
>
> 5. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. Nominees may include in the proxy statement a 500 word supporting statement. All board candidates shall be presented together, alphabetically by last name.
>
> 6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(c) because it constitutes multiple proposals;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;

- Rule 14a-8(i)(6) because the Proposal is beyond the Company's power to implement; and

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(c) Because It Constitutes Multiple Proposals.

The Company may exclude the Proposal from its 2012 Proxy Materials because the Proponent has combined different stockholder proposals into a single proposal in violation of Rule 14a-8(c). The Company received the Proposal on November 15, 2011. The Supporting Statement states that it is a "standard 'proxy access'" proposal, and the Proposal asks that the Company's board of directors take steps to "allow shareowners to make board nominations" under procedures set forth in the Proposal. However, in addition to specifying those procedures, the Proposal in paragraph 6 also seeks to dictate whether the Company, its directors and its officers treat the election of access nominees as a change in control. In a letter sent on December 14, 2011 (the "Deficiency Notice"), the Company notified the Proponent that his submission violated Rule 14a-8(c) and that the Proponent could correct this procedural deficiency by indicating which proposal the Proponent would like to submit and which proposal the Proponent would like to withdraw. *See* Exhibit B. The Deficiency Notice stated that the Commission's rules require that any response to the letter be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date of receipt of the letter. Records confirm that the Proponent received the Deficiency Notice at 9:32 a.m. on December 15, 2011. *See* Exhibit C. In an email response dated December 26, 2011, the Proponent stated that the Proposal is "intended to be a single well-defined unified concept proposal." *See* Exhibit D. The Company has not received any further communication from the Proponent in response to the Deficiency Notice.

Rule 14a-8(c) provides that a stockholder may submit only one proposal per stockholder meeting. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. For example, in *Parker-Hannifin Corp.* (avail. Sept. 4, 2009), the Staff concurred in the exclusion of a proposal that sought to create a "Triennial Executive Pay Vote program" that consisted of three elements: (i) a triennial executive pay vote to approve the compensation of the company's executive officers; (ii) a triennial executive pay vote ballot that would provide stockholders an opportunity to register their approval or disapproval of three components of the executives' compensation; and (iii) a triennial forum that would allow stockholders to comment on and ask questions about the company's executive compensation policies and practices. The company argued that while the first two parts were clearly interconnected, implementation of the third part would require completely distinct and separate actions. The Staff agreed, specifically noting that the third part of the proposed Triennial Executive Pay Vote program was a "separate and distinct matter" from the first and second parts of the proposed program and, therefore, that all of the proposals could be excluded. In *PG&E Corp.* (avail. Mar. 11, 2010), the Staff concurred with exclusion of a proposal asking that, pending completion of certain studies of a specific power plant site, the company: (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. Notwithstanding that the proponent argued the steps in the proposal would avoid circumvention of state law in the operation of the specific power plant, the Staff specifically noted that "the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level." *See also Duke Energy Corp.* (avail. Feb. 27, 2009) (concurring in the exclusion of a proposal requiring the company's directors to own a requisite amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's common stock); *Morgan Stanley* (avail. Feb. 4, 2009) (concurring with the exclusion of a proposal requesting stock ownership guidelines for director candidates, new conflict of interest disclosures and restrictions on director compensation); *General Motors Corp.* (avail. Apr. 9, 2007) (concurring in the exclusion of a proposal seeking stockholder approval for the restructuring of the company through numerous transactions); *Centra Software, Inc.* (avail. Mar. 31, 2003) (concurring in the exclusion of a proposal requesting amendments to the bylaws to require separate meetings of the independent directors and that the chairman of the board not be a company officer or employee, where the company argued the proposals would amend "quite different provisions" of the bylaws and were therefore unrelated).

The Staff also has concurred that multiple proposals are involved when one part of a stockholder's submission addresses matters or actions that arise as a result of implementation of another part of the submission. For example, in *HealthSouth Corp.* (avail. Mar. 28, 2006), the proposal would have amended the company's bylaws to: (i) grant stockholders the power to increase the size of the board; and (ii) allow stockholders to fill any director vacancies created by such an increase. The Staff concurred that the submission constituted multiple proposals even though the proponent claimed that the proposals were related to the single concept of giving stockholders the power to add directors of their own choosing. In *Exxon Mobil Corp.* (avail. Mar. 19, 2002), the Staff concurred that multiple proposals were involved in a submission requesting that the election of directors include a slate of nominees larger than the number of available board seats and that the additional nominees come from individuals with experience from a variety of stockholder groups, notwithstanding the proponent's claim that the proposals related to the single concept of diversification of the board. In *Allstate Corp* (avail. Jan. 29, 1997), the Staff concurred that a submission constituted multiple proposals when it requested that the company adopt cumulative voting and then avoid certain actions that the proponent indicated may indirectly impair the effectiveness of cumulative voting.

Like the proposals in the precedent discussed above, the Proposal contains an element—seeking to prescribe how the Company, its board and officers define a "change in control"—that is clearly a separate matter from the concept of providing stockholders proxy access that is addressed in the Proposal's other elements. Thus, the Proposal does not constitute a single proposal under Rule 14a-8(c). Here, the Supporting Statement states that the Proposal is a "standard 'proxy access'" proposal, and the Proposal asks that the Company's board take steps to "allow shareowners to make board nominations" under procedures set forth in the Proposal. However, paragraph 6 of the Proposal has nothing to do with the process for providing stockholders with the ability to nominate director candidates and have those candidates included in the Company's proxy materials. It states:

> Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows: ... 6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and its officers.

Contrary to the assertion in the introductory language of the Proposal that each of the Proposal's elements relates to "allow[ing] shareowners to make board nominations," paragraph 6 addresses how the Company and its directors and officers address a possible consequence of stockholders electing directors through the proxy access regime proposed in the other parts of the Proposal. Thus, unlike the other parts of the Proposal, the action requested under paragraph 6:

- does not relate to the rights of stockholders but instead, as discussed in part III and part IV of this letter, implicates how the Company deals with third parties such as lenders, public debt holders and employees and how officers and directors act in their personal capacity;

- does not affect provisions in the Company's governing documents that deal with the nomination of or solicitation of votes for directors, but instead addresses the Company's authority to enter into certain contracts and the actions of its board and officers; and

- does not address events that occur in connection with the election of directors at the annual meeting of stockholders, but instead addresses conduct of the Company, its board and officers that might occur anytime after the Proposal is implemented, regardless of whether or not stockholders ever utilize the proxy access provisions addressed in the rest of the Proposal.

Paragraph 6 is separate and distinct from the rest of the Proposal because it is not essential to and it implicates a different set of concerns than the Proposal's main concept of providing stockholders with proxy access. Similar to the triennial executive pay forum in *Parker-Hannifin*, which the Staff concurred was distinct from a proposed triennial executive pay vote, the requirement that the Company, its board and officers not consider a certain situation to be a "change in control" is distinct from providing, and is not necessary to provide, stockholders access for director nominees in the Company's proxy. Merely asserting in the introductory language of the Proposal that each element is part of a single program does not create a single unifying concept, as demonstrated by the introductory language in the *Parker-Hannifin* proposal. Likewise, as with *HealthSouth*, *Exxon Mobil* and *Allstate* cited above, the fact that paragraph 6 addresses a possible consequence of implementing the other elements of the Proposal does not make it a single proposal.

Paragraph 6 involves different actions, affects different persons and addresses a different concern than the provisions in the Proposal that set forth requested terms for providing stockholders with proxy access for director nominees. As such, paragraph 6 of the Proposal constitutes a separate proposal. Furthermore, the Company provided the Deficiency Notice to the Proponent within the time-period specified by Rule 14a-8 for notifying him of the multiple proposals, and the Proponent did not correct the deficiency as required by Rule 14a-8. For these reasons, the Proposal may be excluded from the Company's 2012 Proxy Materials under Rule 14a-8(c), as it does not, in its entirety, relate to a single, unifying concept.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.")

A. The Proposal Is Excludable Because It Relies On An External Set Of Guidelines But Fails To Sufficiently Describe The Substantive Provisions Of The Guidelines.

The Staff has permitted the exclusion of stockholder proposals that—just like the Proposal—impose a standard by reference to a particular set of guidelines when the proposal and supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. For example, in *AT&T Inc.* (avail. Feb. 16, 2010), the Staff permitted the exclusion of a proposal where a key aspect of the proposal relied upon a statutory reference that was not described in the proposal or supporting statement. In *AT&T Inc.*, the proposal sought a report disclosing, among other items, "[p]ayments...used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Staff concurred with the company's argument that the term "grassroots lobbying communications" was a material element of the proposal and that the reference to the Code of Federal Regulations did not clarify its meaning. *See JPMorgan Chase & Co.* (avail. Mar. 5, 2010) (concurring with the exclusion of a similar proposal).

Likewise, in *Boeing Co.* (avail. Feb. 10, 2004), the stockholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that stockholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corp.* (avail. Mar. 7, 2008); *Schering-Plough Corp.* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail Mar. 5, 2008) (all concurring in the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).[1]

[1] We recognize that the Staff did not concur that some proposals referencing external standards were vague and indefinite. However, we believe that in those cases the reference to the external standard either was not a prominent feature of the proposal or was accompanied by other elements that were, in the context of the specific proposals, adequately explained. For example, in *Allegheny Energy, Inc.* (avail. Feb. 12, 2010), the Staff did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the chairman be an independent director (by the standard of the New York Stock

In many other instances as well, the Staff has concurred with exclusion of a proposal where a key element of the proposal relied upon an external standard that was not defined or described in the proposal or supporting statement. *See Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting a report using, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations); *Occidental Petroleum Corp.* (avail. Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights"); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring with the exclusion of a proposal requesting implementation of the "SA8000 Social Accountability Standards" from the Council of Economic Priorities).

The Proposal states that the Company must include in its proxy statement, form of proxy and voting instruction forms any nominee submitted by "[a]ny party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements." As with the proposals in the precedents cited above, the Proposal relies upon an external standard (Rule 14a-8(b)) in order to implement a central aspect of the Proposal (stockholder eligibility requirements for nominating directors) but the Proposal and its Supporting Statement fail to describe the substantive provisions of the standard. Without an understanding of this standard, stockholders are unable to know who would be eligible to nominate directors under the Proposal's requested policy, and thus stockholders will be unable to determine the effect

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Exchange) who had not previously served as an executive officer of the company. Although the proposal referenced the director independence standard of the New York Stock Exchange, the supporting statement in the Allegheny Energy proposal focused extensively on the chairman being an individual who was not concurrently serving, and had not previously served, as the chief executive officer, such that the additional requirement that the chairman be independent was not the primary thrust of the proposal. In other cases, the no-action requests appear not to have sufficiently raised the vagueness issue. *See Clear Channel Communications, Inc.* (avail. Feb. 15, 2006) (declining to concur with the exclusion of a proposal that referenced an external definition of director independence, where the proposal set forth an additional definition of independence and the company did not argue that the reference to an external definition was vague, but instead argued that the definition referenced was a vague and "confused discussion"). In contrast to the external reference to New York Stock Exchange's standards in *Allegheny Energy*, the reference to Rule 14a-8(b) is a prominent and defining feature of the Proposal. Satisfaction of the Rule 14a-8(b) eligibility requirements is one of two exclusive and distinct bases for including director nominees in the Company's proxy materials under the Proposal, and as noted above, defining which stockholders are eligible to participate is essential to accomplishing the Proposal's purpose of granting stockholders access to the Company's proxy materials for director nominations.

of implementing the Proposal that they are being asked to vote upon. The overarching aim of the Proposal is to give certain stockholders or stockholder groups the ability to include their director nominees in the Company's proxy materials. Thus, the provision containing the reference to Rule 14a-8(b) is of central importance to the Proposal, as it is one of only two provisions governing the critical issue of which stockholders are eligible to utilize the provisions requested under the Proposal.

Despite the central role Rule 14a-8(b) plays in understanding what is being proposed, the Proposal fails to define or describe the specific provisions of Rule 14a-8(b). Thus, stockholders have no guidance from either the Proposal or the Supporting Statement as to which stockholders would be eligible to use the proxy access regime proposed in the Proposal. Moreover, the Proposal's failure to define or describe the requirements of Rule 14a-8(b) is particularly problematic because a stockholder cannot be expected to understand the provision—and therefore cannot understand the proposed access eligibility requirements—simply through the Proposal's citation to Rule 14a-8(b). Indeed, the ownership standard under Rule 14a-8(b) is not generally understood by the public and is a complicated standard that has been interpreted and explained across numerous Commission releases, Staff Legal Bulletins and no-action letters. *See, e.g.*, Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"), at n.5 (addressing eligibility of groups); Staff Legal Bulletin No. 14 (Jul. 13, 2001) (interpreting, among other items, how to calculate the market value of a stockholder's securities and what class of security a proponent must own to qualify under Rule 14a-8(b)); Staff Legal Bulletin No. 14F (Oct. 18, 2011) (clarifying which brokers and banks constitute "record" holders under Rule 14a-8(b)(2)(i)).[2]

Moreover, the Staff consistently has expressed the view that when a company is communicating with stockholders regarding the eligibility requirements of Rule 14a-8(b), the "company does not meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either: address the specific requirements of that rule in the notice; or attach a copy of Rule 14a-8(b) to the notice." *See* SLB 14B. If stockholders submitting proposals under Rule 14a-8 cannot be expected to fully understand the rule's eligibility requirements without some form of explanation, certainly stockholders being asked to vote upon the Proposal similarly would be unable to determine what Rule 14a-8(b) requires. As the Staff has found on numerous occasions in the precedent cited above, without a definition or description of an external standard in the proposal or supporting

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[2] Recognizing the complexity of the Rule 14a-8(b) ownership standard, the Proposal ironically would hold the Company to a standard that the Proposal itself does not satisfy, as paragraph 7 of the Proposal would mandate that, once the Proposal is implemented, the Company's proxy statement "include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws."

statement, the Company's stockholders cannot be expected to know what a statutory reference encompasses and make an informed decision on the merits of the Proposal. *See* SLB 14B; *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a 8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against").

Likewise, the Staff has expressed the view in numerous comment letters to companies that mere citations or references to laws in proxy and other filings must be defined or described in order to provide stockholders with more specific information about the substantive provisions of the referenced law. *See* Staff Comment Letter to Arcadia Healthcare Company, Inc. (Aug. 14, 2011) (requesting that the company revise a "vague" statement in its Form S-4 Registration Statement that the company's certificate of incorporation will provide the right to amend, alter, change or repeal any provisions of the certificate in the manner prescribed "by the laws of the State of Delaware" in order to explain what the Delaware law actually prescribes regarding amendments to a company's certificate of incorporation); Staff Comment Letter to Fort Pitt Capital Funds (response June 14, 2011) (requesting that the company revise its preliminary proxy statement to clarify what the company meant when using the phrase "as permitted by the 1940 Act" in explaining an investment policy); Staff Comment Letter to Proteonomix, Inc. (Aug. 31, 2009) (requesting that the company revise a statement in its Form 10 Registration Statement that stated that the company's governing documents indemnified "to the fullest extent permitted by Section 145 of the Delaware General Corporation Law...each person that such section grants us the power to indemnify" in order to disclose more specifically which persons can be indemnified under Section 145). Consistent with the Staff's comments on companies' proxy and other filings, the Proposal's failure to provide stockholders with the information necessary to understand the reference to Rule 14a-8(b) results in the Proposal being vague and misleading.

Thus, because the reference to Rule 14a-8(b) is central to the Proposal, stockholders cannot understand the Proposal without an understanding of the specific requirements of Rule 14a-8(b). Accordingly, the Proposal's failure to describe the substantive provisions of Rule 14a-8(b) will render stockholders who are voting on the Proposal unable to determine with any reasonable certainty what the Proposal entails. As a result, and consistent with the precedent discussed above, the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

B. *The Proposal Is Excludable Because The Proposal Is Subject To Multiple Interpretations, Such That Stockholders Would Be Unable To Determine The Specific Requirements The Proposal Would Impose.*

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a material provision of the proposal is drafted such that it is subject to multiple interpretations. For example, in *Bank Mutual Corp.* (avail. Jan. 11, 2005), the Staff concurred with the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72 years. Similarly, in *Bristol-Myers Squibb Co. (Rossi)* (avail. Feb. 19, 2009), the proposal requested that the company amend its governing documents to grant stockholders the right to call a special meeting of stockholders and further required that any "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." The Staff concurred with the company's argument that the proposal was vague and indefinite because it was drafted ambiguously such that it could be interpreted to require either: (i) a stockholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to stockholders who were members of "management and/or the board"; or (ii) that any "exception or exclusion conditions" applied to stockholders also be applied to "management and/or the board." *See also The Dow Chemical Co. (Rossi)* (avail. Feb. 17, 2009); *General Electric Co.* (avail. Jan. 26, 2009) (same).

In addition to the ambiguity created by the Proposal's failure to adequately define the eligibility requirements of Rule 14a-8(b) noted above, paragraph 1(b) of the Proposal also is vague and indefinite because it is subject to multiple interpretations. As a result, stockholders voting on the Proposal would not be able to determine the standard the Proposal would establish for stockholders to be able to take advantage of proxy access under the Proposal's provisions. Specifically, paragraph 1(b) of the Proposal, in setting forth which stockholders may nominate directors for inclusion on the company's proxy materials, states that the Company must include the director nominees of "[a]ny party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements." However, any attempt to comprehend this provision results in at least two reasonable interpretations of which stockholders are entitled to include their director nominees in the Company's proxy materials:

- **Interpretation 1**: "Any party of shareowners of whom one hundred or more [each] satisfy SEC Rule 14a-8(b) eligibility requirements."

- **Interpretation 2**: "Any party of shareowners of whom one hundred or more [collectively] satisfy SEC Rule 14a-8(b) eligibility requirements."

Under Interpretation 1, a group of one hundred or more stockholders each satisfying the Rule 14a-8(b) eligibility requirements would be needed in order to nominate a director pursuant to the Proposal. Accordingly, at minimum, the stockholder group would need to have held for one year at least $200,000 in market value of the company's outstanding common stock. By contrast, under Interpretation 2, a group of stockholders would only need to collectively have held for one year $2,000 in market value of the company's outstanding common stock in order to satisfy the Proposal's eligibility requirement. Moreover, both Interpretation 1 and Interpretation 2 may reasonably be viewed as applicable. For example, the Supporting Statement states that the Proposal is intended to be "a standard 'proxy access' proposal," as described by the United States Proxy Exchange (the "USPX") in its explanation of its "Model Shareowner Proposal For Proxy Access" (attached hereto as Exhibit E and accessible through a link provided in the Supporting Statement). That document refers to the paragraph 1(b) eligibility requirement as "a requirement that shareowners form groups to nominate, and that at least 100 members of each such group satisfy the Rule 14a-8 eligibility requirements." However, in note 5 to the 1983 Release, the Commission stated that a group of co-proponents may aggregate their holdings for purposes of determining eligibility under Rule 14a-8, suggesting that Interpretation 2 is also a reasonable interpretation of the provision. As discussed above, one cannot properly evaluate the potential effect of implementing the Proposal without an understanding of the eligibility requirements for stockholders to participate in the Proposal's nomination process. Given that Interpretation 2 would require a drastically lower ownership threshold than Interpretation 1, it is impossible for either the Company or stockholders voting on the Proposal to ascertain exactly what the Proposal requests.

The Staff frequently has concurred with the exclusion of proposals similarly susceptible to multiple interpretations as vague and indefinite because the company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the [c]ompany . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with the precedent cited above, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a 8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Accordingly, as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

C. The Proposal Is Excludable Because The Proposal Contains Vaguely Worded Mandates, Such That Stockholders and The Company Cannot Determine What Actions Would Be Required.

Rule 14a-8(i)(3) also applies where a proposal requires a specific action but the proposal's description or reference to that action is vague and indefinite such that neither stockholders nor a company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The precedent for the exclusion of such proposals is legion. *PetSmart Inc.* (avail. Apr. 12, 2010) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting the board to require that company suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law," noting specifically that the proposal does not explain what the reference to "the law" means); *Cascade Financial Corp.* (avail. Mar. 4, 2010) (concurring in exclusion of a proposal requesting that the company refrain from making any monetary charitable donations and otherwise eliminate all "non-essential expenditures"); *Bank of America Corp.* (avail. Feb. 22, 2010) (concurring with exclusion of a proposal to amend the company's bylaws to establish a board committee on "US Economic Security," where the company argued that the proposed bylaw did not adequately explain the scope and duties of the proposed board committee); *General Electric Co.* (avail. Dec. 29, 2009) (concurring with exclusion of a proposal specifying that each board member with at least eight years of tenure will be "forced ranked" and that the "bottom ranked" director not be re-nominated); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with exclusion of proposal asserting that the company's "CEOS and directors" are overpaid and requesting elimination of "all incentives for the CEOS and the Board of Directors"); *Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as vague and indefinite); *NSTAR* (avail. Jan. 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records"); *Peoples Energy Corp.* (avail. Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

Paragraphs 5 and 6 of the Proposal each are vague and indefinite in that they require the Company to take certain actions but those actions are not adequately defined or described, so that neither stockholders nor the Company can determine the nature or scope of actions required. Specifically, paragraphs 5 and 6 of the Proposal state, respectively:

- "All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees" (emphasis supplied); and
- "Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers" (emphasis supplied).

The Staff previously has concurred that a proposal setting forth broad and vaguely defined mandates similar to those in the Proposal was vague and indefinite, resulting in the proposal being excludable under Rule 14a-8(i)(3). In *Comshare, Inc.* (avail. Aug. 23, 2000), the Staff concurred that the company could omit a proposal requesting that:

- "the board of directors should endeavor not to discriminate among directors based upon when or how they were elected"; and
- the company "try to avoid defining change of control based upon officers or directors as of some fixed date."

The company argued that the quoted provisions were so broadly worded that they would affect matters unrelated to those discussed in the proposal, with sweeping ramifications as to how the board and the company conducted its affairs, such that stockholders would not be able to comprehend everything that would be affected by the proposal. The mandates in paragraphs 5 and 6 of the Proposal are comparable to those in *Comshare* and are equally broadly worded and equally vague. Thus, the concept of "equivalent" treatment to directors nominated by stockholders under the Proposal's provisions could extend well before the specific examples cited in paragraph 5 and have broad application. For example, would the provision prevent the Company from stating that its board recommended that stockholders vote for incumbent directors and not vote for a stockholder nominee? If a stockholder nominee were elected to the Company's board, would the "equivalent treatment" provision mean that each board committee would need co-chairs, so that both an access-nominated director and a board-nominated director would have equivalent status on each committee?

Similarly, the Proposal's requirement that the Company and its board and officers not "consider" a change in the composition of the board a change in control is broadly and vaguely worded. As with the proposal in *Comshare* and the other precedent cited above, the Proposal and its Supporting Statement give no guidance or indication of the scope and intent of the Proposal's language. Because stockholders are not able to comprehend what they are being asked to vote for, and the Company would not be able to know what it would be required to do or prohibited from doing under the Proposal, the Proposal is vague and indefinite and excludable under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

Rule 14a-8(i)(6) provides that a company may omit a stockholder proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power to implement the Proposal because it cannot ensure that its directors and officers, acting in their individual capacities, will voluntarily comply with the requirements of paragraph 6 that the Company's directors and officers not "consider" an election resulting in a majority of board seats being filled by directors nominated by stockholders to be a "change in control." In the USPX explanation of its "Model Shareowner Proposal For Proxy Access," the USPX states that the language in paragraph 6 is intended to preclude actions by directors and officers in their individual capacities. The USPX explains that:

> For example, a company officer with a "golden parachute" might sue for a payout under that golden parachute in the event of a board election in which proxy access nominees won a majority of seats. Requiring that, not only the company, but also its individual board members and officers, consider such an election to not be a change in control would complicate the efforts of such greedy individuals.

Thus, based on the USPX explanation, paragraph 6 of the Proposal is specifically intended to apply to directors and officers in their individual capacity. Accordingly, the only way the Proposal can be implemented is if the Company's directors and officers voluntarily agree to comply with the terms of the Proposal. While the Company does have the power to request or suggest that directors and officers agree to the terms of the Proposal, the Company has no power to force compliance by such persons. Accordingly, because the Proposal requires the Company to take an action and the Company cannot compel directors and officers to comply with the terms of the Proposal in their individual capacities, the Company lacks the power to implement the Proposal.

The Staff has acknowledged that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties."

See Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), at note 20. For example, in *SCEcorp* (avail. Dec. 20, 1995, *recon. denied* Mar. 6, 1996), the Staff concurred with the exclusion of a proposal that would have required unaffiliated fiduciary trustees of the company to amend voting agreements. Specifically, the proposal requested that the trustee of the company's employee stock plan, along with other trustees and brokers, amend existing and future agreements regarding discretionary voting of the company's shares. Since the company had no power or ability to compel the independent parties to act in a manner consistent with the proposal, the Staff concurred that the company lacked the power to implement the proposal. Similarly, in *The Southern Co.* (avail. Feb. 23, 1995), the Staff concurred with the exclusion under the predecessor of Rule 14a-8(i)(6) of a proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector. *See also eBay Inc.* (avail. Mar. 26, 2008) (concurring with the exclusion of a proposal requesting a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese website, where the website was a joint venture within which eBay did not have a majority share, a majority of board seats, or operational control and therefore could not implement the proposal without the consent of the other party to the joint venture); *Catellus Development Corp.* (avail. Mar. 3, 2005) (concurring with the exclusion of a proposal requesting that the company take certain actions related to property it managed but no longer owned); *AT&T Corp.* (avail. March 10, 2002) (concurring with the exclusion of a proposal requesting a bylaw amendment concerning independent directors that would "apply to successor companies," where the Staff noted that it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); *American Home Products Corp.* (avail. Feb. 3, 1997) (concurring with the exclusion of a proposal requesting that the company include certain warnings on its contraceptive products, where the company could not add the warnings without first getting government regulatory approval).

Likewise, the Staff has consistently concurred with the exclusion under Rule 14a-8(i)(6) of proposals that would require certain directors to remain independent at all times without providing an opportunity or mechanism for the company to "cure" violations of the proposals' independence requirement. Specifically, the Staff noted that the inability to cure potential violations made it impossible for the companies to implement the proposals because companies lack the power to completely control the actions of their directors in their individual capacities. *See* Staff Legal Bulletin No. 14C (Jun. 28, 2005) (noting that the Staff "would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times"); *see also The Goldman Sachs Group, Inc.* (avail. Mar. 25, 2010) (concurring with the exclusion of a proposal requesting a policy prohibiting current or former chief executive officers of the company from serving on the board's compensation committee, where the Staff noted that the board of directors lacked the power to ensure that each member of the compensation committee met this criteria at all times); *First Mariner Bancorp* (avail. Jan. 8, 2010, *recon.*

denied Mar. 12, 2010) (concurring with the exclusion of a proposal requesting that the chairman of the board and the chief executive officer be two different individuals and "the Chairman be an independent director," where the Staff noted that it was not within the power of the board of directors to ensure that its chairman retain his or her independence at all times and the proposal provided no opportunity to cure potential violations); *First Hartford Corp.* (avail. Oct. 15, 2007) (concurring with the exclusion of a proposal requesting that "[a]t all times a majority of the Board of Directors and of any committees, shall be Independent Directors").

Just as with the precedent discussed above, paragraph 6 of the Proposal asks the Company to prevent the Company's directors and officers from taking certain actions in their individual capacities. However, the Company lacks the power to implement the Proposal, as it cannot force its directors and officers to comply with paragraph 6. Therefore, consistent with the precedent cited above, the Proposal is excludable pursuant to Rule 14a-8(i)(6).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." 1998 Release. In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The Commission added, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

As discussed above, the Proposal seeks to amend the Company's organizational documents to prevent the Company from agreeing that a "change in control" includes an election of directors that results in a majority of the Company's board consisting of directors nominated by stockholders and elected through the Proposal's proxy access mechanism. This broad prohibition would restrict the Company's ability to agree to routine change in control definitions in a wide variety of ordinary business dealings, including in the terms of financing agreements, publicly-issued notes, equity incentives plans and various other compensation arrangements that are applicable to non-executive officers. Thus, the Proposal implicates matters that are so fundamental to management's ability to run the Company on a day-to-day basis that they cannot effectively be subject to stockholder oversight.

For example, Paragraph 6 would affect the Company's ability to include a common change in control definition in ordinary course debt arrangements and thus would restrict the Company's ability to negotiate optimal financing terms, since a change in control repurchase right is often requested in such financings. The Staff has long concurred that stockholder proposals that seek to dictate the terms of a company's financing arrangements implicate the company's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7). For example, in *Vishay Intertechnology, Inc.* (avail. Mar. 28, 2008), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a stockholder proposal requesting the company pay off an existing convertible note. Similarly, in *Irvine Sensors Corp.* (avail. Jan. 2, 2001), the Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the terms upon which capital is raised. *See also Pfizer Inc.* (avail. Feb. 5, 2003) and *PepsiCo, Inc.* (Recon.) (avail. Mar. 13, 2003) (each concurring that the companies could exclude under Rule 14a-8(i)(7) stockholder proposals requesting a report on "each tax break that provides the company more than $5 million of tax savings," as involving "disclosure of the sources of financing"); *WorldCom, Inc.* (avail. Apr. 4, 2002) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that requested the disclosure of ordinary business matters, including terms of new loans).

The Proposal also would affect the terms of ordinary course employee compensation arrangements. For example, the Company's stockholder-approved 2003 Key Associate Stock Plan (Amended and Restated as of April 28, 2010), defines a "change in control" to include just such an event,[3] and provides that upon termination of employment following

[3] The plan defines that a change in control shall be deemed to have occurred if "[i]ndividuals who, as of the Effective Date, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual who becomes a Director subsequent to the Effective Date and whose election, or whose nomination for election by the Company's stockholders, to the Board of Directors was either (i) approved by a vote of at least a majority of the Directors then comprising the Incumbent Board or (ii) recommended by a corporate governance committee comprised entirely of Directors who are then Incumbent Board members shall be considered as though such individuals were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest, other actual or threatened solicitation of proxies or consents or an actual or threatened tender offer."

such an event unvested options and restricted stock may become immediately exercisable and vested. Thus, paragraph 6 of the Proposal would prevent the Company from granting stock options and restricted stock that would be subject to this provision under the plan, even though in the ordinary course of the Company's administration of employee compensation matters it typically has granted equity awards under the plan to employees who are neither officers nor directors.

More generally, the Proposal would affect the Company's ability to agree to terms that counterparties might seek to include in many of the Company's future contracts or agreements. The Staff has consistently concurred in the exclusion of proposals relating to the terms of ordinary course programs, plans, policies, contracts or other agreements. *See Concurrent Computer Corp.* (avail. July 13, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the implementation and particular terms of a share repurchase program); *The Southern Co.* (avail. Jan. 19, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the terms of the company's employee benefits plan); *Willis Group Holdings Public Limited Co.* (avail. Jan. 18, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the terms of the company's ethics policy); *BellSouth Corp.* (avail. Jan. 25, 1999) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that related to the Company's product terms and prices); *Dairy Mar Convenience Stores, Inc.* (avail. Feb. 12, 1992) (concurring in the exclusion of a proposal related to the company's contractual performance as ordinary business).

Although the Staff has concurred that change in control arrangements can implicate significant policy issues in the context of executive compensation, it has never taken the position that any proposal implicating the definition of a change in control raises significant policy considerations, and in fact has concurred with the exclusion of change in control proposals outside of the context of executive compensation. *See Cascade Financial Corp.* (avail. Mar. 4, 2010) (proposal restricting certain "golden parachute" plans, severance agreements or separation payments not excludable under Rule 14a-8(i)(7) if revised to address compensation of senior executive officers only and not to relate to general compensation policy). Even when an issue might implicate significant policy considerations in some contexts, that does not mean the issue always implicates significant policy concerns. *Cf. Niagara Mohawk Holdings, Inc.* (avail. Jan. 3, 2001) (although proposals on construction of nuclear power plants raise significant policy issues, the Staff concurred that a proposal asking that a company "operate [a nuclear facility] with reinsertion of previously discharged fuel to achieve fuel cost and storage savings and minimize nuclear waste" implicated ordinary business issues). Thus, even if the application of paragraph 6 would in some instances implicate significant policy considerations (such as the terms of equity awards granted to executive officers), it nevertheless results in the Proposal being excludable under Rule 14a-8(i)(7) because it affects the Company in many other contexts that do not implicate significant policy considerations. *See Union Pacific Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion in its entirety under Rule 14a-8(i)(7) of a proposal requesting information on the company's efforts to safeguard the security of its operations arising from terrorist attacks or "other homeland security incidents" because the provision addressing "homeland security incidents" encompassed ordinary business matters such as weather-related events).

As with the foregoing precedent, the Proposal could affect the terms upon which the Company obtains financing and would affect many other contracts entered into in the ordinary course of business, and therefore is excludable under Rule 14a-8(i)(7) as implicating the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Deputy General Counsel, at (646) 855-0892.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Craig T. Beazer, Bank of America Corporation
Kenneth Steiner
John Chevedden

101210099.4

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Charles O. Holliday
Chairman of the Board
Bank of America Corporation (BAC)
100 N Tryon St
Charlotte NC 28255
Phone: 704 386-5681

Dear Mr. Holliday,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

11-4-11
Date

cc: Lauren A. Mogensen
Corporate Secretary
Allison C. Rosenstock <allison.c.rosenstock@bankofamerica.com>
FX: 704-409-0350
FX: 704-386-1670
FX: 980-386-1760
FX: 704-409-0119

[BAC: Rule 14a-8 Proposal, November 30, 2011]

3* – Proxy Access

WHEREAS, Most long-term shareowners have no reasonable means to make board nominations, this is a standard "proxy access" proposal, as described in http://proxyexchange.org/standard_003.pdf. Our bank needs new leadership. The 2008 acquisition of Countrywide was a fiasco. The $8.8 billion loss in the second quarter of 2011 was the biggest in the bank's history, and it was followed by a $6.2 billion loss in the third quarter. The retreat on debit card fees was a public embarrassment, as was regulators meeting our board to threaten an enforcement action. The stock price declined 54% in the year ending 11/23/2011.

Resolved, Shareowners ask our board, to the fullest extent permitted by law, to amend our bylaws and governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms, shall include nominees of:
    a. Any party of one or more shareowners that has held continuously, for two years, one percent of the Company's securities eligible to vote for the election of directors, and/or
    b. Any party of shareowners of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements.

2. Any such party may make one nomination or, if greater, a number of nominations equal to twelve percent of the current number of board members, rounding down.

3. For any board election, no shareowner may be a member of more than one such nominating party. Board members, named executives under Regulation S-K, and Rule 13d filers seeking a change in control, may not be a member of any such party.

4. All members of any party satisfying item 1(a), and at least one hundred members of any party satisfying item 1(b) who meet Rule 14a-8(b) eligibility requirements, must affirm in writing that they are not aware, and have no reason to suspect, that any member of their party has an explicit or implicit, direct or indirect, agreement or understanding either to nominate or regarding the nature of any nomination, with anyone not a member of their party.

5. All board candidates and members originally nominated under these provisions shall be afforded fair treatment, equivalent to that of the board's nominees. Nominees may include in the proxy statement a 500 word supporting statement. All board candidates shall be presented together, alphabetically by last name.

6. Any election resulting in a majority of board seats being filled by individuals nominated by the board and/or by parties nominating under these provisions shall be considered to not be a change in control by the Company, its board and officers.

7. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and company bylaws.

Encourage our board to implement this proposal: Adopt Proxy Access; Vote – Yes on 3*.

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

*Number to be assigned by the company.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including the following (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005). (Does this refer to a no-action letter?)

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Bank of America

Legal Department

December 14, 2011

VIA OVERNIGHT DELIVERY

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal of Kenneth Steiner

Dear Mr. Chevedden,

I am writing on behalf of Bank of America Corporation (the "Company"), which received on November 30, 2011 the letter that you submitted on behalf of Kenneth Steiner for consideration at the Company's 2012 Annual Meeting of Stockholders (the "Submission"). The cover letter indicated that all communications regarding the Submission should be directed to you.

The Submission contains a procedural deficiency, which pursuant to Securities and Exchange Commission ("SEC") regulations we are required to bring to your attention. Pursuant to Rule 14a-8(c) of the Exchange Act, a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. We believe that the Submission contains more than one stockholder proposal. Specifically, while parts of the Submission relate to allowing stockholders to make board nominations, we believe that paragraph number "6" in the resolution qualifies as a separate proposal. Mr. Steiner can correct this procedural deficiency by indicating which proposal he would like to submit and which proposal he would like to withdraw.

In asking you to provide the foregoing information, the Company does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention: Craig T. Beazer, Deputy General Counsel, 50 Rockefeller Center, NY1-050-13-01, New York, NY 10020. Alternatively, you may transmit any response by e-mail to me at craig.beazer@bankofamerica.com.

If you have any questions with respect to the foregoing, please contact me at (646) 855-0892. For your convenience, I enclose a copy of Rule 14a-8.

Sincerely,



Craig T. Beazer
Deputy General Counsel

cc: Kenneth Steiner

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific

factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

GIBSON DUNN

EXHIBIT D

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 26, 2011 10:00 PM
To: Beazer, Craig - Legal
Subject: Rule 14a-8 Proposal (BAC)

Mr. Beazer, In regard to the short December 14, 2011 company letter concerning the company belief, the Proxy Access Proposal is to the contrary intended to be a single well-defined unified concept proposal. In other words the proposal has multiple parts, but together these parts form a single unified concept for effective proxy access. The company has already accepted all parts of the proposal, except one, as a single complete proposal.
Please let me know this week whether you have additional information to support the company belief.
Sincerely,
John Chevedden
cc: Kenneth Steiner